BP 3/4 002

CM 3.17

PROCESSING RECEIVED FEB 2004 SEC MAIL WASH., D.C.

SECUR[redacted]SION

04003227

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
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SEC FILE NUMBER
8 - 53605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pali Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) | New York (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski | 212-259-2600 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road (Address) | Great Neck (City) | New York (State) | 11021 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, David Wasitowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

GILA KAPLAN
Notary Public, State of New York
No. 02KA6041446
Qualified in Kings County
Commission Expires 05/08/2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2003

PALI CAPITAL, INC.

INDEX

J.H. COHN LLP
Your Source for Business Solutions℠
Accountants & Consultants
111 Great Neck Road • Suite 201 • Great Neck, NY 11021 • 516-482-4200 • fax 516-487-7049 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present, in all material respects, the financial position of Pali Capital, Inc. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Great Neck, New York
February 18, 2004

PALI CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and Cash Equivalents	$ 2,285,990
Receivable from Broker-Dealers	7,095,459
Securities Owned:	
Marketable, At Market Value	2,274,775
Non-Marketable	20,100
Other Receivables	376,177
Property and Equipment, Less Accumulated Depreciation and Amortization	936,157
Due From Related Parties	146,071
Other Assets	380,929
TOTAL	$13,515,658
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Securities Sold, Not Yet Purchased, at Market Value	$ 1,852,080
Accrued Expenses and Taxes	8,252,249
Capital Lease Obligations	3,353
Due to Related Parties	153,894
TOTAL LIABILITIES	10,261,576
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value – 200 shares authorized; 60 shares issued and outstanding,	30,000
Additional Paid-in Capital	2,293,924
Retained Earnings	930,158
TOTAL	3,254,082
TOTAL	$13,515,658

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 35,178,434
Interest and Dividends	111,094
Trading Income	3,261,770
Corporate Finance Fees	3,925,898
Other Revenues	328,802
Total	42,805,998
EXPENSES	
Commissions and Clearance Charges	24,481,764
Depreciation and Amortization	249,332
Employee Compensation and Benefits	4,245,823
Management and Advisory Fees	1,180,943
Occupancy	1,296,106
Office and Other Expenses	721,423
Corporate Finance Fee Expense	3,470,179
Professional Fees	1,133,913
Communication and Data Processing	2,121,959
Contributions	131,280
Business Development	3,400,408
Interest	38,637
Total	42,471,767
Income Before Provision For Income Taxes	334,231
Provision For Income Taxes	177,822
NET INCOME	$ 156,409

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 30,000	$ 2,293,924	$ 773,749	$ 3,097,673
Net Income	-0-	-0-	156,409	156,409
Balance – End of Year	$ 30,000	$ 2,293,924	$ 930,158	$ 3,254,082

See Notes to Financial Statements.

PALI CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating Activities:	
Net Income	$ 156,409
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Depreciation and Amortization	249,332
Provision For Doubtful Accounts	151,500
Changes in Operating Assets and Liabilities:	
Securities Owned, Net	520,191
Receivable From Broker-Dealers	(6,476,210)
Other Receivables	(364,569)
Other Assets	148,210
Accrued Expenses and Taxes	5,790,008
Change In Due To/From Related Parties	37,800
Net Cash Provided By Operating Activities	212,671
Investing Activities:	
Proceeds From the Sale of Fixed Assets	1,325,000
Purchase of Fixed Assets	(1,259,415)
Net Cash Provided By Investing Activities	65,585
Financing Activities:	
Payment of Capital Lease Obligations	(33,312)
Net Increase In Cash and Cash Equivalents	244,944
Cash And Cash Equivalents At Beginning Of Year	2,041,046
Cash And Cash Equivalents At End Of Year	$ 2,285,990
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:	
Interest Paid	$ 38,637
Income Taxes Paid	$ 110,013

See Notes to Financial Statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Pali Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking services. The Company, a Delaware corporation, is a wholly-owned subsidiary of Euram Investment Bank AG (the "Parent").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Security Transactions:
Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by management.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Corporate Finance Fees:
Corporate finance fees are investment banking revenues, which include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Structured Product Fees:
Structured product fees and referral fees are recorded on an accrual basis and recognized as earned.

Foreign Currency Transactions:
Gains or losses resulting from foreign currency transactions are included in net income. Such transactions were not material in 2003.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Depreciation and Amortization:
Depreciation is provided on both a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are measured by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur. Deferred income taxes were immaterial as of December 31, 2003.

Concentrations of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

NOTE 3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003 consist of the following:

Receivable from Clearing Organizations	$6,005,553
Commissions Receivable, Net of Allowance for Doubtful Accounts of $151,500	1,089,906
Total	$7,095,459

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable, securities owned and sold, not yet purchased, consist of trading and investment securities at market, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$2,258,475	$1,837,080
Options and Warrants	16,300	15,000
Totals	$2,274,775	$1,852,080

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost.

At December 31, 2003, property and equipment consisted of the following:

	Life	Amount
Furniture and Fixtures	5-7 yrs.	$ 220,645
Computer Equipment	5 yrs.	154,738
Leasehold Improvements	5-10 yrs.	1,214,676
Capital Leases	5-7 yrs.	254,062
		1,844,121
Less Accumulated Depreciation and Amortization		907,964
Totals		$ 936,157

Depreciation and amortization expense was $249,332 for the year ended December 31, 2003, which included amortization of capital leases of $29,967.

NOTE 6 – RELATED PARTY TRANSACTIONS:

Due from related parties consists of $93,874 of advances to and expenses paid on behalf of a stockholder of the Company's Parent, $16,500 for allocated expenses to Clifden Futures, LLC, a company owned by a stockholder of the Company's Parent and $35,697 for allocated expenses to a company, Cresswell Capital, LLC, whose member is an officer of the Company.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RELATED PARTY TRANSACTIONS: (continued)

Due to related parties consists of a balance of $31,142 due on the monthly management fee to a commonly owned company, $1,871 owed to the Company's Parent, and $120,881, owed to Clifden Equities, LLC, a company owned by a stockholder of the Company's Parent.

Included in business development expense is $537,117 under dry lease agreements paid to Pavia Place, LLC and Pavia II, LLC, of which a member of each is an officer of the Company. These agreements require the Company to pay aircraft rental to Pavia Place LLC and Pavia II, LLC, including a prorated share of a monthly management fee. In addition, included in communication and data processing expenses is $107,924 paid to Pavia Place, LLC for equipment rental.

Included in revenue is structured product fees of $165,901. These fees result from the joint marketing of structured products with the Company's Parent.

During the year ended December 31, 2003, the Company paid $50,000 for consulting to a company owned by the Chief Operating Officer of the Company.

Included in commissions and clearance charges is commission expense in the amount of $1,564,190 incurred to Clifden Equities, LLC and $18,824 incurred to Reifler Capital Advisors, Inc. which is owned by an officer of the Company.

During 2004, the Company incurred a management fee of $25,000 per month totaling $300,000 for various services provided by Euram Corporate Services, a commonly owned company. In addition, the Company is required to pay its Parent an advisory fee of 1.75% of gross revenues, which totaled $750,000 for the year ended December 31, 2003.

The Company paid Clifden Futures, LLC an advisory fee of $130,943 during 2003.

NOTE 7 – CAPITALIZED LEASE OBLIGATION:

The Company obtained computer, telephone and office equipment under various capital leases expiring through 2004. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2003, minimum future lease payments under said capital leases are:

	Amount
Total Minimum Lease Payments	$ 4,196
Less Amounts Representing Interest	843
Net Minimum Lease Payments	$ 3,353

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

Leases Commitments

The Company financed a portion of its acquisition of furniture and equipment through sale-leaseback transactions with both related and unrelated parties. The fixed assets were sold at their net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold assets nor does the Company provide any guarantees.

The Company leases office space under non-cancelable operating leases in New York City and Mt. Kisco, New York. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. In addition, the Company leases furniture, computer equipment, and transportation equipment under various non-cancelable operating leases expiring through 2007 from both related and unrelated parties.

Rent expense, which is net of reimbursement of $850,874, is included in occupancy expense, communication and data processing. Rent expense, of which $107,924 was incurred to related parties, was $1,706,930 for the year ended December 31, 2003.

The Company is obligated, pursuant to various lease agreements, to pay minimum future annual rentals for the years subsequent to December 31, 2003, as indicated below. In addition, there are escalation clauses for adjusting rent to reflect increased costs for certain leases.

Year Ending		Personal Property		
December 31,	Real Property	Unrelated	Related	Total
2004	$ 1,941,828	$ 579,133	$ 377,358	$ 2,898,319
2005	1,662,161	522,132	283,092	2,467,385
2006	1,676,517	329,351	283,092	2,288,960
2007	1,760,704	44,551	-0-	1,805,255
2008	1,760,704	-0-	-0-	1,760,704
2009-2012	6,237,030	-0-	-0-	6,237,030
Totals	$15,038,944	$ 1,475,167	$ 943,542	$ 17,457,653

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES: (continued)

Leases Commitments (continued)
The Company has provided the landlord of its New York City location with an irrevocable stand-by letter of credit in the amount of $1,500,000 as collateral for the lease.

Contingencies
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2003 were not material.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

Employment Contract
The Company has entered into an employment agreement with its Chief Executive Officer, expiring September 30, 2006. The agreement provides for compensation to be paid based on a percentage of revenues.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – EMPLOYEE BENEFIT PLANS

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) plan. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to operations and accrued as of and for the year ended December 31, 2003 was $40,000.

NOTE 10 – OTHER REVENUES:

Other revenues consist of the following:

Structured Product Fees	$ 165,901
Referral Fees	69,350
Other Income	93,551
Total	$ 328,802

NOTE 11 – INCOME TAXES:

The provision for income taxes consists of the following:

Current:	
Federal	$ 130,123
State and Local	47,699
Total	$ 177,822

The disproportionate provision for income taxes results from certain expenses which are not deductible.

NOTE 12 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $814,656, which was $254,008 in excess of its minimum required net capital of $560,648. The Company's net capital ratio was 10.32 to 1.

SCHEDULE I

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total Stockholder's Equity		$ 3,254,082
Deductions		
A. Non-Allowable Assets		
Other receivables	$ 522,248	
Non-Allowable Receivables	177,080	
Non-Allowable Investments	20,100	
Property and Equipment – Net	936,157	
Other Assets	380,929	
Total Non-Allowable Assets		2,036,514
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		1,217,568
Haircut On Securities		
Stocks	304,641	
Options	15,650	
Other	3,395	
Undue Concentration	79,226	402,912
Net Capital		$ 814,656
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accrued Expenses	$8,252,249	
Capital Lease Obligations	3,533	
Due to Related Parties	153,894	
TOTAL		$ 8,409,676
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 560,648
TOTAL NET CAPITAL		814,656
Excess Net Capital		$ 254,008

SCHEDULE I (continued)

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital Deficiency at 1,000%	$ (26,312)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.32 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2003)	
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$ 993,630
Non Allowable Receivables Erroneously Reported as Allowable	(177,080)
Other Audit Adjustments	(1,894)
NET CAPITAL PER ABOVE	$ 814,656
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$ 8,559,086
Audit adjustment - Accrued Expenses	(149,410)
AGGREGATE INDEBTEDNESS PER ABOVE	$ 8,409,676

See Report of Independent Public Accountants.